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                UNITED STATES                             OMB APPROVAL
    SECURITIES AND EXCHANGE COMMISSION          --------------------------------
          Washington, D.C. 20549                OMB Number:           3235-0058
                                                Expires:          March 31,2006
                FORM 12b-25                     Estimated average burden hours
                                                per response...............2.50
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                                                 ------------------------------
                                                        SEC FILE NUMBER
        NOTIFICATION OF LATE FILING                 000       33483
                                                 ------------------------------
                                                          CUSIP NUMBER
(Check One):  |X|Form 10-K   |_| Form 20-F        36938Q        10       3
              |_|Form 11-K   |_| Form 10-Q
              |_|Form N-SAR  |_|  Form N-CSR     ------------------------------



                    For Period Ended: December 31, 2006

                    [  ]   Transition Report on Form 10-K
                    [  ]   Transition Report on Form 20-F
                    [  ]   Transition Report on Form 11-K
                    [  ]   Transition Report on Form 10-Q
                    [  ]   Transition Report on Form N-SAR

                    For the Transition Period Ended:
                                                     ---------------------------

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  Read attached instruction sheet before preparing form. Please Print or Type.
           Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

General Components, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

Suite 1503, Sino Plaza, 255-257 Gloucester Road
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City, State and Zip Code
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Causeway Bay, Hong Kong
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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b)   The subject annual report, semi-annual report, transition
|X| report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The report of General Components, Inc. on Form 10-KSB for year ended December 31, 2006 could not be filed within the prescribed time period because the company has a small accounting staff and the financial statements were not completed in sufficient time to solicit and obtain the necessary review of the annual report on Form 10-KSB and signatures thereto in a timely fashion prior to the due date of the report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Mitchell S. Nussbaum              212                      407-4159
   --------------------------      -------------           -------------------
             (Name)                 (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
      answer is no, identify report(s).                           |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Please see Exhibit A attached hereto.
================================================================================

                            General Components, Inc.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date :    April 2, 2006                  By: /s/  Ma Qing
                                             ----------------------------------
                                               Name:  Ma Qing
                                               Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    Exhibit A
                                    ---------

      Based on currently available information the Company believes that operating profit for the fiscal year ended December 31, 2006, was $5,296,262 compared to an operating loss of $471,011 for the fiscal year ended December 31, 2005, due to the completion of a reverse merger and the launch of a new information security mobile phone.


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